

Roy Jetton, CPA
Ashdown, AR 71822
jettoncpa@gmail.com

To the Member
Melanoid Exchange, LLC
Houston, TX 77060

Management is responsible for the accompanying financial statements of Melanoid Exchange, LLC (a limited liability company), which comprise the statement of assets, liabilities, and member's equity – tax basis as of February 29, 2020, and the related statement of revenue and expenses – tax basis for the two months then ended, and for determining that the tax basis of accounting is an acceptable financial reporting framework. I have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. I did not audit or review the financial statements nor was I required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, I do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

The financial statements are prepared in accordance with the tax basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

Management has elected to omit substantially all the disclosures ordinarily included in financial statements prepared in accordance with the tax basis of accounting. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the Company's assets, liabilities, member's equity, revenues, and expenses. Accordingly, the financial statements are not designed for those who are not informed about such matters.

I are not independent with respect to Melanoid Exchange, LLC.

Roy Jetton, CPA
Ashdown, AR
September 5, 2020

Melanoid Exchange, LLC
Statement of Assets, Liabilities, and Member's Equity - Tax Basis
As of February 29, 2020

Assets

Current Assets

Amegy Bank of Texas	$ 3.84	
Total Current Assets		$ 3.84
Property and Equipment		
Furniture and Equipment	2,530.59	
Accumulated Depreciation	(210.88)	
Total Property and Equipment		2,319.71
Other Assets		
Software in Progress	2,217.82	
Total Other Assets		2,217.82
Total Assets		$ 4,541.37

Liabilities and Member's Equity

Member's Equity

Retained Earnings	$ 324.03	
Member's Contribution	6,537.22	
Net Income	(2,319.88)	
Total Members' Equity		$ 4,541.37
Total Liabilities and Member's Equity		$ 4,541.37

Melanoid Exchange, LLC

Statement of Revenue and Expenses - Tax Basis

For the Two Months Ended February 29, 2020

	Two Months Ended February 29, 2020
Revenue	
Transaction Fees	$ -
Total Revenue	-
Operating Expenses	
Bank Service Charges	20.00
Depreciation	210.88
Donations	2,020.00
Professional Fees	69.00
Total Operating Expenses	2,319.88
Net Income (Loss)	(2,319.88)